Nutrition 21, Inc.
4 Manhattanville Road
Purchase, NY 10577

April 4, 2005

By Edgar "CORRESP"

Jeffrey P. Riedler
Albert Lee
United States Securities and Exchange Commission
Washington, D. C. 20549-0303

Re: Nutrition 21, Inc. ("Company")
    S-3/A Filing

Dear Mr. Riedler and Mr. Lee:


     The S-3/A Registration Statement that we are filing concurrently herewith responds to your comments in your letter dated March 3, 2005 as follows:

1. The registration statement registers only those shares currently outstanding and has been accordingly amended.

2. The table identifying the Selling Security Holders has been amended to reflect the names of the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by each legal entity.

3. The amended registration statement includes the signature of the Company's controller.


     The Company acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     The Company hereby requests acceleration of its above-referenced registration statement on Form S-3/A so that it may become effective at 3:00 PM, April 6, 2005 or as soon thereafter as is practicable. Telephone confirmation of the effectiveness to our counsel, Oscar Folger, at (212) 697-6464, would be greatly appreciated.

                                           Sincerely,

                                           /s/ Benjamin T. Sporn
                                           ---------------------------------
                                           Benjamin T. Sporn, Vice President,
                                           General Counsel & Secretary